                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1999

                                HOMESTAKE 401(k)
                            RETIREMENT SAVINGS PLAN
                              (Full title of Plan)

                            HOMESTAKE MINING COMPANY
                (Issuer of Securities Held Pursuant to the Plan)

                         1600 Riviera Avenue, Suite 200
                          Walnut Creek, CA 94596-3568
                    (Address of principal executive offices)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN



By  /s/ T.H. Wong
     ----------------------------
     T.H. Wong
     Assistant Treasurer and
     Assistant Secretary



June 26, 2000

Item 1.  Financial Statements and Exhibits

          a. Financial Statements for the years ended December 31, 1999 and 1998 and Supplemental Schedule as of and for the year ended December 31, 1999 and Independent Accountants' Report.

          b. Exhibit No. 23

             Independent Accountants' Consent

                   Homestake 401(k) Retirement Savings Plan
                               Table of Contents

                               ________________

                                                                       Pages

Financial Statements:

  Report of Independent Accountants                                        2

  Statements of Net Assets Available for Benefits
       as of December 31, 1999 and 1998                                    3

  Statement of Changes in Net Assets Available for
       Benefits for the Year Ended December 31, 1999                       4

Notes to Financial Statements                                           5-11

Supplemental Schedule:

  Schedule of Assets Held for Investment Purposes at December 31, 1999    12

                       Report of Independent Accountants


Homestake Mining Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Homestake 401(k) Retirement Savings Plan (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------
    PRICEWATERHOUSECOOPERS LLP

San Francisco, CA
June 9, 2000

                   Homestake 401(k) Retirement Savings Plan
                Statements of Net Assets Available for Benefits
                     As of December 31, 1999 and 1998
                              (in thousands)

                               ------------

Assets                                                 1999         1998

Investments:
  Common/Collective Trusts                          $  3,390     $  3,241
  Mutual Funds                                         7,009        6,725
                                                    --------     --------

                                                      10,399        9,966
                                                    --------     --------

Participant loans                                        431          458
                                                    --------     --------

          Total assets                                10,830       10,424
                                                    --------     --------

          Net assets available for benefits         $ 10,830     $ 10,424
                                                    ========     ========

  The accompanying notes are an integral part of these financial statements.

                   Homestake 401(k) Retirement Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                     For the year ended December 31, 1999
                                (in thousands)

                                 ------------

Additions to net assets attributed to:
 Interest and dividends                                                $    334
 Net appreciation in fair value of investments                              109
                                                                       --------

                                                                            443
                                                                       --------

Contributions:
 Company, in cash                                                           310
 Participants, in cash                                                      951
                                                                       --------

                                                                          1,261
                                                                       --------

          Total additions                                                 1,704
                                                                       --------

Deductions from net assets attributed to:
 Benefits paid to participants                                            1,298
                                                                       --------

          Total deductions                                                1,298
                                                                       --------

          Net increase                                                      406


Net assets available for benefits:
 Beginning of year                                                       10,424
                                                                       --------

 End of year                                                           $ 10,830
                                                                       ========


  The accompanying notes are an integral part of these financial statements.

                   Homestake 401(k) Retirement Savings Plan
                         Notes to Financial Statements

                                 ____________

1. Description of Plan

   The following description of the Homestake 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution profit sharing plan (designed to be qualified under Internal Revenue Code Sections 401(a) and 401(k)) covering all employees of the Company's mining operations in Lead, South Dakota who are covered by a collective bargaining agreement and have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     The Plan is administered by the Company. On January 5, 1999, Charles Schwab Retirement Plan Services, Inc. replaced Norwest Bank Minnesota, N.A. ("Norwest Bank") as the Plan's recordkeeper and investment advisor. In addition, Charles Schwab Trust Company replaced Norwest as Trustee. Each Plan participant's account balances were transferred to the new Trustee and invested in equivalent-risk investments with the new investment advisor.

     Contributions

     Participation is voluntary. Participants may make pre-tax contributions only of between 1% and 16% of compensation subject to Internal Revenue Code limitations.

     Following the May 31, 1998 ratification of a new collective bargaining agreement, the Company's matching contribution increased from 35% to 50% of a participant's contributions, not exceeding 6% of wages or of salary, effective January 1, 1999.

     Participants may make a rollover contribution to the Plan of amounts previously contributed to another qualified plan. Rollover contributions are not matched by the Company.

     Each participant may cause some or all of its current or cumulative contributions, including any amounts contributed by the Company to match contributions, to be invested in one or more of the investments made available through the Plan.

     Participants' Accounts

     A separate account is maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Net earnings from each investment fund, including appreciation in fair value, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund.

                   Homestake 401(k) Retirement Savings Plan
                         Notes to Financial Statements

                                 ____________


     Vesting

     Participant contributions and any income (loss) thereon are fully vested at all times. Company matching contributions and any income (loss) thereon are vested 60% after three years of service, 80% after four years of service, and 100% after five years of service, on attainment of age 65, or on the occurrence of death or disability.

     Payment of Benefits

     The Plan permits withdrawal of contributions upon:

       (1) Termination of employment;

       (2) Attainment of age 59 1/2;

       (3) Death (with vested account balance paid to designated beneficiary);

       (4) Hardship.

     Distribution of benefits can be made, at the election of the participant in the form of a single lump-sum cash payment or partial payment made in a lump-sum with the remainder paid later.

     Participant Loans

     Participants may borrow from their vested accounts between $1,000 and $50,000 but not more than 50% of the value of such accounts. The loan term cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at prime rate plus 1%. Loans are collateralized by the borrower's vested account in the Plan and repayments are made through payroll deductions on at least a monthly basis.

     Forfeitures

     Forfeitures of Company matching contributions made on behalf of former employees whose employment was terminated before such contributions were vested are allocated to active participants at the end of each Plan year. The forfeitures are allocated in proportion to the Company contributions made to the individual participant accounts during the Plan year.

2.  Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

                   Homestake 401(k) Retirement Savings Plan
                         Notes to Financial Statements

                                 ____________

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     Shares and units in investment funds are valued at quoted market prices, representing the net asset value of the shares or units held by the Plan at year end.

     Participant loans are valued at cost, which approximates market value.

     Purchases and sales of securities are recorded on a trade-date basis, utilizing the average cost method in determining the basis of investments sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Withdrawals

     Withdrawals of securities from the Homestake Mining Company Common Stock Fund may be made in cash, common stock, or both, and are reported at market value. Withdrawals from all other funds, including the Personal Choice Retirement Account (PCRA), are made in cash.

     Net Appreciation (Depreciation) in Fair Value of Investments

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains (losses) and the unrealized appreciation (depreciation).

3.  Risks and Uncertainties

    Plan assets are invested in collective trust and mutual funds, and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is possible that changes in the value of one or more of such investments in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for Plan benefits, and the statement of changes in net assets available for Plan benefits.

    A portion of the Plan's assets is invested in the Homestake Mining Company Common Stock Fund and is, therefore, subject to fluctuations in the market value of such stock, which is, in turn, impacted by the price of gold.

                   Homestake 401(k) Retirement Savings Plan
                         Notes to Financial Statements

                                  ----------

4.   Plan Termination

     Although the Company has not expressed any intent to do so, it has the right under the Plan and subject to applicable law, to discontinue its matching contributions at any time and to terminate the Plan. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.

5.   Plan Tax Status

     The Plan obtained its latest determination letter in July 1991, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel are not aware of circumstances creating a material risk of Plan disqualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Participants are not subject to federal income taxes on their pre-tax contributions, Company matching contributions, or investment earnings allocated to their accounts until withdrawals are made.

6.   Related Party Transactions

     Certain Plan investments are units in investment funds managed by the Trustee. Therefore, these transactions are transactions with parties-in-interest.

7.   Administrative Expenses

     Certain administrative expenses of the Plan are paid for by the Company.

                   Homestake 401(k) Retirement Savings Plan
                         Notes to Financial Statements

                                  ----------

8.   Investments

     Investments at December 31, 1999 and 1998 are comprised of the following:

                                                                                               Value            Fair
                                                                           Number of            Per             Value
                                                                             Units             Unit        (in thousands)
                                                                        --------------    -------------   -----------------
       1999

         Common/Collective Trusts at fair value:
         * Schwab Stable Value Select                                          223,908    $       12.16   $           2,723
         * Homestake Mining Company Stock Fund                                  77,555             8.60                 667
                                                                                                          -----------------
                                                                                                                      3,390
                                                                                                          -----------------

         Mutual Funds at fair value:
           Schwab MarketTrack Balanced Fund                                      4,236            15.46                  65
           Schwab MarketTrack Conservative Fund                                  2,788            13.12                  37
           Schwab MarketTrack Growth Fund                                        4,744            17.53                  83
         * Schwab S&P 500 Select Fund                                           98,604            22.65               2,233
         * Invesco Total Return Fund                                            76,667            28.96               2,220
           Safeco Growth Fund                                                    3,013            23.30                  70
         * Scudder Growth & Income                                              80,494            26.69               2,148
           Templeton Institutional Foreign Equity Fund                           2,842            21.53                  61
           PIMCO Total Return Fund                                               9,298             9.90                  92
                                                                                                          -----------------

                                                                                                                      7,009
                                                                                                          -----------------

           Participant loans, at book value (which                                                                      431
            approximates fair value)                                                                      -----------------

                                                                                                          $          10,830
                                                                                                          =================

         * Represents 5% or more of the net assets available for benefits.

                   Homestake 401(k) Retirement Savings Plan
                         Notes to Financial Statements

                                  ----------

                                                                           Number of         Value             Fair
                                                                           Shares or          Per             Value
                                                                           Units held        Share        (in thousands)
                                                                         --------------    -----------   ----------------
     1998

       Common/Collective Trusts at fair value:
         Homestake Mining Company Stock Fund                                     44,922    $      9.12   $            410
       * Norwest Stable Return Fund                                              80,921          26.74              2,164
       * Norwest Short Term Investment Fund                                     667,404           1.00                667
                                                                                                         ----------------
                                                                                                                    3,241

       Mutual Funds at fair value:
       * Norwest Advantage Income Equity Fund                                    62,530          42.87              2,681
       * Norwest Advantage Growth Balance Fund                                   89,794          29.84              2,680
       * Norwest Advantage Growth Equity Fund                                    38,793          35.15              1,364
                                                                                                         ----------------
                                                                                                                    6,725
                                                                                                         ----------------
         Participant loans, at book value (which
          approximates fair value)                                                                                    458
                                                                                                         ----------------
                                                                                                         $         10,424
                                                                                                         ================

       * Represents 5% or more of the net assets available for benefits.

     All earnings on the investment funds are reinvested in and credited to each fund daily. These earnings include interest, dividends, and net appreciation (depreciation) in fair value.

     The Invesco Total Return Fund seeks reasonably consistent total returns over a variety of market cycles by investing in a combination of equity securities and fixed income securities. This fund replaced the Norwest Advantage Growth Balanced Fund on January 5, 1999.

     The Schwab MarketTrack group of funds are hybrid funds that invest in stocks, bonds and cash. The Schwab MarketTrack Conservative Fund seeks income and more growth potential than an all bond fund. The Schwab MarketTrack Balanced Fund seeks to provide maximum total return including both capital growth and income. The Schwab MarketTrack Growth Fund seeks high capital growth with less volatility than an all stock portfolio.

     The Homestake Mining Company Stock Fund invests in shares of Homestake Mining Company.

     The Safeco Growth Fund seeks long-term capital growth. The fund normally invests in common stocks of smaller size companies but may also invest in stocks of companies of all sizes.

     The Scudder Growth & Income Fund seeks long-term capital growth and current income. The fund invests primarily in dividend-paying common stocks, preferred stocks, and convertible securities with growth potential. This fund replaced the Norwest Advantage Income Equity Fund on January 5, 1999.

                   Homestake 401(k) Retirement Savings Plan
                         Notes to Financial Statements

                                  ----------



     The Templeton Institutional Foreign Equity Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

     The Schwab S&P 500 Select Fund invests in substantially the same stocks in the same percentage weightings as the Standard & Poor's 500 Composite Stock Price Index seeking to approximate as closely as practicable the rate of return of that index. This fund replaced the Norwest Advantage Growth Equity Fund on January 5, 1999.

     The PIMCO Total Return Institutional Fund is a broad market bond fund which invests in a diversified portfolio of fixed income securities with varying maturities.

     The Schwab Stable Value Select Fund invests primarily in guaranteed investment contracts, synthetic guaranteed investment contracts and U.S. Treasury and agency securities. This fund replaced the Norwest Short-Term Investment Fund and the Norwest Stable Return Fund on January 5, 1999.

     The Personal Choice Retirement Account is a Schwab individual brokerage account available under the Plan. This account allows participants to select a broad range of stocks, bonds or mutual funds. However, certain investments and securities are not permitted in the PCRA. Plan participants may currently allocate up to 25% of their total account balance to the PCRA.

9.   Acceleration of Vesting Percentages


        Homestake Mine

        On January 27, 1998, the Homestake mine was restructured and the employment of a number of Plan participants was terminated. Effective January 27, 1998, the vesting percentages of all such Plan participants whose employment was terminated and whose vesting percentages were less than 100% were accelerated to 100% upon termination.

                   Homestake 401(k) Retirement Savings Plan
                Schedule of Assets Held for Investment Purposes
                             At December 31, 1999

                                 -----------


                       (b) Identity of                          (c) Description of Investment
                      Issuer, Borrower,                             (Including Maturity Date,                   (d) Current
                         Lessor, or                               Rates of Interest, Collateral,                   Value
 (a)                   Similar Party                                  Par or Maturity Value)                  (in thousands)
-----      -----------------------------------------         --------------------------------------------    ---------------
  *       Charles Schwab Investment Management              Schwab Stable Value Select Fund
                                                              (223,908 units)                                 $        2,723

  *       Charles Schwab Investment Management              Schwab MarketTrack Balanced
                                                              Fund (4,236 units)                                          65

  *       Charles Schwab Investment Management              Schwab MarketTrack Conservative
                                                              Fund (2,788 units)                                          37

  *       Charles Schwab Investment Management              Schwab MarketTrack Growth Fund
                                                              (4,744 units)                                               83

  *       Charles Schwab Investment Management              Schwab S&P 500 Select Fund
                                                              (98,604 units)                                           2,233

  *       Charles Schwab Retirement Plan Services, Inc.     Homestake Mining Company Stock
                                                              Fund (77,555 units)                                        667

          Invesco                                           Invesco Total Return Fund
                                                              (76,667 units)                                           2,220

          Safeco Asset Management                           Safeco Growth Fund (3,013 units)                              70

          Scudder Kemper Investments                        Scudder Growth & Income Fund
                                                              (80,494 units)                                           2,148

          Templeton Investment Counsel, Inc.                Templeton Institutional Foreign Equity
                                                              Fund (2,842 units)                                          61

          Pacific Investment Management Company             PIMCO Total Return
                                                              Institutional Fund (9,298 units)                            92

  *       Participant notes                                 (Repayable over five years unless it is
                                                            for purchase of a principal residence which
                                                            is repayable over ten years. Rate during
                                                            1999 ranged from 8% to 10%                                   431
                                                                                                             ---------------

                                                                                                             $        10,830
                                                                                                             ===============

  * Represents party-in-interest to Plan